UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 8, 2012

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

SIGNATURES

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an Announcement of Teekay Offshore Partners L.P. dated November 8, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 8, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS THIRD QUARTER RESULTS

Highlights

•	Generated distributable cash flow(1) of $38.6 million in the third quarter of 2012.

•	Agreed to acquire the Voyageur Spirit FPSO from Teekay Corporation for $540 million; expected to be completed mid-December 2012.

•

Acquisition of Voyageur Spirit FPSO to be fully financed through the $211.5 million public equity offering completed in September 2012, a $40 million equity private placement to Teekay Corporation upon completion of the transaction, and a new debt facility.

•	Partnership’s total liquidity increased to $569 million as at September 30, 2012.

Hamilton, Bermuda, November 8, 2012—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended September 30, 2012. During the third quarter of 2012, the Partnership generated distributable cash flow(1) of $38.6 million, compared to $52.1 million in the same period of the prior year.

On October 12, 2012, a cash distribution of $0.5125 per common unit was declared for the quarter ended September 30, 2012. The cash distribution is payable on November 9, 2012 to all unit holders of record on October 24, 2012.

“As expected, the cash flow contribution from our conventional tanker segment has been declining due to the expiration and cancellation of time-charters on three of the Partnership’s conventional tankers in recent quarters,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “However, we are pleased that our shuttle tanker and FPSO offshore segments continue to perform well and we are looking forward to further growth in these segments in the near-term. In addition, the Partnership has a strong pipeline of growth opportunities which we expect will drive further distributable cash flow growth through acquisitions from our sponsor, Teekay Corporation, as well as future potential direct acquisitions from third parties and potential new organic offshore projects which the Partnership may undertake directly.”

Mr. Evensen continued, “During the third quarter the Partnership agreed to acquire the Voyageur Spirit FPSO from Teekay Corporation for a purchase price of $540 million upon commencement of the unit’s charter contract which is expected to be in mid-December. The Voyageur Spirit, which will operate on the Huntington field in the North Sea under a five-year firm period contract with E.ON, plus extension options, is expected to be accretive to the Partnership’s distributable cash flow. As a result, we believe that the Partnership will be in a position to increase its quarterly distribution commencing with the first quarter of 2013 distribution which will be paid in May 2013.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of November 1, 2012.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings		Conversion Candidates (iii)	Total
Shuttle Tanker Segment	29	(i)	4	4	(ii)	2	39
Conventional Tanker Segment	7		—	—		2	9
FSO Segment	5		—	—		—	5
FPSO Segment	3		—	—		—	3

Total	44		4	4		4	56

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under contracts with a subsidiary of BG Group plc in Brazil.
(iii)	Includes two shuttle tankers and two conventional tankers which are currently in lay-up and are candidates for conversion to offshore assets.

Future Growth Opportunities

Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay Corporation (Teekay) is obligated to offer to the Partnership its interest in certain shuttle tankers, floating storage and offtake (FSO) units and floating, production, storage and offloading (FPSO) units Teekay owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay may offer it from time to time and also intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers under construction by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled deliveries in mid- to late-2013, the vessels will commence operations under 10-year, fixed-rate time-charter contracts. The contract with BG also includes certain extension options and vessel purchase options.

FPSO Units

As previously announced, on November 30, 2011, Teekay acquired from Sevan Marine ASA (Sevan) the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and agreed to acquire the Voyageur Spirit FPSO unit in the fourth quarter of 2012. In the third quarter of 2012, Teekay Offshore agreed to acquire the Voyageur Spirit FPSO unit from Teekay for $540 million upon commencement of the unit’s charter contract with E.ON, which is expected to be in mid-December 2012. Pursuant to the omnibus agreement, Teekay is obligated to offer the Hummingbird Spirit FPSO unit to Teekay Offshore within approximately one year following commencement of a charter contract with a firm period of greater than three years in duration.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2013. The purchase price for the Petrojarl Foinaven would be its fair market value plus any additional tax or other costs incurred by Teekay to transfer ownership of this FPSO unit to the Partnership.

In October 2010, Teekay signed a long-term contract with Petroleo Brasileiro S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly-converted FPSO unit named Cidade de Itajai in which Teekay owns a 50 percent interest. This FPSO unit is scheduled to deliver from the shipyard in mid-November 2012 and is expected to achieve first oil in the first quarter of 2013, at which time the unit is expected to commence a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of its charter with Petrobras.

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In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Cidade de Itajai FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay’s interests in such projects pursuant to the omnibus agreement.

In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a high-specification FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter, which is expected to commence in the first half of 2014.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $24.3 million for the quarter ended September 30, 2012, compared to $31.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $10.6 million and $106.7 million for the quarters ended September 30, 2012 and September 30, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $13.8 million for the third quarter of 2012, compared to a net loss of $75.1 million in the same period of the prior year. Net revenues(2) for the third quarter of 2012 decreased to $203.7 million, compared to $208.8 million in the same period of the prior year.

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $71.0 million for the nine months ended September 30, 2012, compared to $79.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $16.8 million and $143.0 million for the nine months ended September 30, 2012 and September 30, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $54.3 million for the nine months ended September 30, 2012, compared to a net loss of $63.1 million in the same period of the prior year. Net revenues(2) for the nine months ended September 30, 2012 increased to $625.2 million, compared to $618.7 million in the same period of the prior year.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor have any impact on the Partnership’s actual cash flows nor the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	September 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	117,434	16,220	12,174	57,903	203,731
Vessel operating expenses	32,233	4,673	7,932	25,929	70,767
Time-charter hire expense	14,910	—	—	—	14,910
Depreciation and amortization	30,212	2,580	2,250	12,726	47,768
Cash flow from vessel operations(2)	59,968	9,702	4,068	21,790	95,528

	Three Months Ended
	September 30, 2011
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	122,825	29,200	14,713	42,066	208,804
Vessel operating expenses	40,327	5,965	7,164	18,185	71,641
Time-charter hire expense	18,620	—	—	—	18,620
Depreciation and amortization	29,102	5,572	2,945	9,284	46,903
Cash flow from vessel operations(2)	55,156	22,214	7,456	20,401	105,227

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains and in-process revenue contract, loss on sale of vessel and write-down of vessels, includes the realized gains (losses) on the settlement of foreign exchange forward contracts, excludes the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and adjustments for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to approximately $60.0 million for the third quarter of 2012 compared to $55.2 million for the same period of the prior year, primarily due to decreases in vessel operating expenses and time-charter hire expense, partially offset by lower net revenues. Vessel operating expenses decreased due to lower repairs, maintenance and crewing costs and the lay-up of the shuttle tanker Navion Torinita commencing in the second quarter of 2012 upon expiration of its charter. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011. Net revenues decreased due to the redelivery of one time-chartered out vessel in the third quarter of 2012.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $9.7 million in the third quarter of 2012 compared to $22.2 million for the same period of the prior year, primarily due to the sales of the 1997-built Hamane Spirit in the second quarter of 2012 and the 1993-built Scotia Spirit in the third quarter of 2011 and the expiry of time-charter contracts on two conventional tankers during the fourth quarter of 2011.

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FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment decreased to $4.1 million in the third quarter of 2012 compared to $7.5 million for the same period of the prior year, primarily as a result of the Navion Saga being in dry-dock during the third quarter of 2012.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment increased to $21.8 million for the third quarter of 2012 compared to $20.4 million for the same period of the prior year, primarily due to the acquisition of the Piranema Spirit FPSO unit on November 30, 2011.

Liquidity

As of September 30, 2012, the Partnership had total liquidity of $569.3 million, which consisted of $205.8 million in cash and cash equivalents and $363.5 million in undrawn revolving credit facilities. The Partnership intends to use approximately $170 million of this liquidity to complete the acquisition of the Voyageur Spirit FPSO later this year.

Conference Call

The Partnership plans to host a conference call on Friday, November 9, 2012 at noon (ET) to discuss its results for the third quarter of 2012. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 8873714.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and made available until Friday November 16, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8873714.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 39 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and nine conventional oil tankers. Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN). In addition, the Partnership has recently agreed to acquire the Voyageur Spirit FPSO unit from Teekay Corporation in late 2012. Teekay Offshore’s operating fleet primarily operates under long-term, stable contracts and Teekay Offshore is structured as a publicly-traded master limited partnership.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	227,956	251,151	239,900	723,705	707,816

OPERATING EXPENSES
Voyage expenses	24,225	37,800	31,096	98,506	89,133
Vessel operating expenses (1)	70,767	70,080	71,641	211,854	221,968
Time-charter hire expense	14,910	12,969	18,620	41,496	57,072
Depreciation and amortization	47,768	50,003	46,903	147,382	138,636
General and administrative (1)	19,612	18,689	17,643	58,437	54,530
Loss on sale and write-down of vessels	9,193	3,269	23,961	12,462	33,226
Restructuring charge (2)	—	—	—	—	3,924

	186,475	192,810	209,864	570,137	598,489

Income from vessel operations	41,481	58,341	30,036	153,568	109,327

OTHER ITEMS
Interest expense	(12,073)	(12,506)	(9,271)	(37,355)	(26,630)
Interest income	184	138	181	534	460
Realized and unrealized loss on derivative instruments (3)	(13,458)	(60,317)	(100,499)	(57,536)	(128,379)
Foreign exchange (loss) gain(4)	(715)	888	(316)	(2,585)	(748)
Income tax (expense) recovery	(1,025)	1,946	3,528	(564)	(2,162)
Other (loss) income – net	(55)	(119)	966	1,251	3,435

Net income (loss)	14,339	(11,629)	(75,375)	57,313	(44,697)

Net income (loss) attributable to:
Non-controlling interests	572	499	(296)	3,040	18,360
Partners	13,767	(12,128)	(75,079)	54,273	(63,057)
Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	73,577,367	70,626,554	63,459,310	71,617,338	61,166,318
Total units outstanding at end of period	80,105,408	70,626,554	63,513,580	80,105,408	63,513,580

(1)	The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized (losses) gains arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss) as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Vessel operating expenses	—	—	(33)	—	(300)
General and administrative	(60)	(254)	(109)	(294)	90

(2)	Restructuring charges for the nine months ended September 30, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers.

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(3)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Realized (losses) gains relating to:
Interest rate swaps	(14,523)	(14,338)	(14,889)	(43,868)	(42,360)
Foreign currency forward contract	230	437	1,950	1,865	3,572

	(14,293)	(13,901)	(12,939)	(42,003)	(38,788)

Unrealized (losses) gains relating to:
Interest rate swaps	(1,437)	(41,842)	(80,702)	(18,516)	(86,906)
Foreign currency forward contracts	2,272	(4,574)	(6,858)	2,983	(2,685)

	835	(46,416)	(87,560)	(15,533)	(89,591)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(13,458)	(60,317)	(100,499)	(57,536)	(128,379)

(4)	Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 and issued NOK 600 million unsecured bonds in 2012 maturing in 2017. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Realized gains on cross-currency swaps	634	696	776	2,324	2,220
Unrealized gains (losses) on cross-currency swaps	6,762	(10,776)	(9,787)	3,865	(424)
Unrealized (losses) gains on revaluation of NOK bonds	(8,216)	9,414	9,084	(7,833)	772

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30, 2012	As at June 30, 2012	As at December 31, 2011
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	205,753	179,462	179,934
Vessels held for sale	8,000	14,930	19,000
Other current assets	153,435	157,242	148,825
Vessels and equipment	2,400,466	2,446,287	2,539,949
Advances on newbuilding contracts	81,868	69,163	45,637
Other assets	63,448	61,875	62,627
Intangible assets	17,056	18,585	21,644
Goodwill	127,113	127,113	127,113

Total Assets	3,057,139	3,074,657	3,144,729

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	86,625	91,606	99,220
Other current liabilities	114,361	102,445	99,624
Current portion of long-term debt	121,509	261,272	229,365
Long-term debt	1,621,909	1,734,169	1,799,711
Other long-term liabilities	394,714	400,634	393,769
Redeemable non-controlling interest	36,241	36,356	38,307
Equity:
Non-controlling interest	42,711	40,384	40,622
Partners’ equity	639,069	407,791	444,111

Total Liabilities and Equity	3,057,139	3,074,657	3,144,729

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	200,620	203,002

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	266,849	420,626
Scheduled repayments of long-term debt	(119,642)	(86,230)
Prepayments of long-term debt	(440,699)	(125,561)
Debt issuance costs	(4,361)	—
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	—	2,000
Purchase of 49% interest in Teekay Offshore Operating L.P.	—	(160,000)
Purchase of Peary Spirit LLC	—	(37,730)
Equity contribution from joint venture partner	2,750	3,750
Net proceeds from issuance of common units	257,260	20,289
Cash distributions paid by the Partnership	(116,696)	(95,329)
Cash distributions paid by subsidiaries to non-controlling interests	(5,767)	(33,475)
Other	—	(658)

Net financing cash flow	(160,306)	(92,318)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(44,166)	(145,538)
Proceeds from sale of vessels and equipment	16,485	13,354
Investment in direct financing lease assets	—	316
Direct financing lease payments received	13,186	15,636

Net investing cash flow	(14,495)	(116,232)

Increase (decrease) in cash and cash equivalents	25,819	(5,548)
Cash and cash equivalents, beginning of the period	179,934	166,483

Cash and cash equivalents, end of the period	205,753	160,935

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income (loss) attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income (loss) attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	14,339	(75,375)	57,313	(44,697)
Adjustments:
Net (income) loss attributable to non-controlling interests	(572)	296	(3,040)	(18,360)

Net income (loss) attributable to the partners	13,767	(75,079)	54,273	(63,057)
Add (subtract) specific items affecting net income (loss):
Foreign exchange losses(1)	1,349	1,092	4,909	2,967
Foreign currency exchange losses resulting from hedging ineffectiveness (2)	60	142	294	210
Deferred income tax expense relating to unrealized foreign exchange gains (3)	—	—	—	10,096
Unrealized (gains) losses on derivative instruments (4)	(835)	87,560	15,533	89,591
Loss on sale of vessels (5)	340	—	2,561	171
Write-down of vessels (6)	8,853	23,961	9,901	33,055
Termination fee (7)	—	—	(14,670)	—
Restructuring charges and other (8)	754	(5,239)	(2,202)	(366)
Non-controlling interests’ share of items above	29	(808)	436	7,231

Total adjustments	10,550	106,708	16,762	142,955

Adjusted net income attributable to the partners	24,317	31,629	71,035	79,898

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps and exclude the realized gains relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Foreign currency exchange losses resulting from hedging ineffectiveness include the unrealized losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.
(3)	Portion of deferred income tax (recovery) expense related to unrealized foreign exchange gains and losses. There is no adjustment for this item for the three and nine months ended September 30, 2012, as a full valuation allowance was taken starting in the third quarter of 2011 against the deferred tax asset.
(4)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes.
(5)	Loss on sale of vessels relates to the sale of a 1992- built shuttle tanker and a 1997-built conventional tanker in 2012 and the Karratha Spirit FSO unit in 2011.
(6)	The write-down of vessels for the three and nine months ended September 30, 2012 and 2011 relates to the valuation impairment of two shuttle tankers in 2012 and three conventional tanker and one shuttle tanker in 2011, respectively, based on their estimated fair value.
(7)	A termination fee was received upon cancellation of the Hamane Spirit conventional tanker’s time-charter contract with Teekay Corporation.
(8)	Other items includes a loss of $0.8 million and $0.6 million for the three months and nine months ended September 30, 2012, respectively, related to the revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker. Other items include a one-time reversal of an income tax accrual of $2.8 million for the nine months ended September 30, 2012. For the nine months ended September 30, 2011, restructuring charges of $3.9 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers, and $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants for Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011. Other items for the three and nine months ended September 30, 2011 include ($3.1) million related to the tax recovery on the loss on sale of the Scotia Spirit and ($2.1) million related to a cancelation fee related to that vessel.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding installments, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net loss or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income (loss) for the quarters ended September 30, 2012 and September 30, 2011, respectively.

	Three Months Ended
	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Net income (loss)	14,339	(75,375)
Add (subtract):
Loss on sale and write-down of vessels	9,193	23,961
Depreciation and amortization	47,768	46,903
Foreign exchange and other, net	(2,113)	3,775
Deferred income tax expense (recovery)	501	(3,920)
Distributions relating to equity financing of newbuilding installments	1,674	—
Estimated maintenance capital expenditures	(26,830)	(26,121)
Unrealized (gains) losses on non-designated derivative instruments (1)	(835)	87,560

Distributable Cash Flow before Non-Controlling Interest	43,697	56,783
Non-controlling interests’ share of DCF	(5,082)	(4,634)

Distributable Cash Flow	38,615	52,149

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2012
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues (1)	117,434	16,220	12,174	57,903	203,731
Vessel operating expenses	32,233	4,673	7,932	25,929	70,767
Time-charter hire expense	14,910	—	—	—	14,910
Depreciation and amortization	30,212	2,580	2,250	12,726	47,768
General and administrative	10,969	1,845	880	5,918	19,612
Loss on sale and write-down of vessel	9,193	—	—	—	9,193

Income from vessel operations	19,917	7,122	1,112	13,330	41,481

	Three Months Ended September 30, 2011
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	122,825	29,200	14,713	42,066	208,804
Vessel operating expenses	40,327	5,965	7,164	18,185	71,641
Time-charter hire expense	18,620	—	—	—	18,620
Depreciation and amortization	29,102	5,572	2,945	9,284	46,903
General and administrative	12,449	1,021	674	3,499	17,643
Write-down of vessels	8,319	15,642	—	—	23,961

Income from vessel operations	14,008	1,000	3,930	11,098	30,036

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: factors affecting the Partnership’s future growth prospects and stability of its distributable cash flow, including the timing of the acquisition of the Voyageur Spirit FPSO from Teekay, and anticipated financing arrangements for this FPSO unit including a new debt facility and proceeds from a $40 million equity private placement to Teekay; the impact of the Voyageur Spirit FPSO acquisition on the Partnership’s distributable cash flows; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Cidade de Itajai, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; the timing of delivery of vessels under construction or conversion; the timing and amount of future increases to the Partnership’s quarterly cash distribution, including the cash distribution for the first quarter of 2013 to be paid in May 2013; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; potential delays to the commencement of the Voyageur Spirit FPSO charter contract; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire other vessels or offshore projects from Teekay or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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